UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-10804 1-35311

XL GROUP LTD

(Exact name of registrant as specified in its charter)

O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda
(441) 292-8515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

XLIT LTD.

(Exact name of registrant as specified in its charter)

O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda
(441) 292-8515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

XLIT Ltd. 2.30% Senior Notes due 2018 (and the guarantees related thereto)
XLIT Ltd. 5.75% Senior Notes due 2021 (and the guarantees related thereto)
XLIT Ltd. 4.450% Subordinated Notes due 2025 (and the guarantees related thereto)
XLIT Ltd. 5.25% Senior Notes due 2043 (and the guarantees related thereto)
XLIT Ltd. 5.500% Subordinated Notes due 2045 (and the guarantees related thereto)
XLIT Ltd. Fixed to Floating Rate Subordinated Notes due 2047 (and the guarantees related thereto)
XLIT Ltd. 6.375% Senior Notes due 2024
XLIT Ltd. 6.25% Senior Notes due 2027
XLIT Ltd. Fixed/Floating Series E Perpetual Non-Cumulative Preference Ordinary Shares

(Title of each class of securities covered by this Form)

Common Shares, Par Value $0.01 per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

XLIT Ltd. 2.30% Senior Notes due 2018	42
XLIT Ltd. 5.75% Senior Notes due 2021	53
XLIT Ltd. 4.450% Subordinated Notes due 2025	58
XLIT Ltd. 5.25% Senior Notes due 2043	25
XLIT Ltd. 5.500% Subordinated Notes due 2045	47
XLIT Ltd. Fixed to Floating Rate Subordinated Notes due 2047	107
XLIT Ltd. 6.375% Senior Notes due 2024	59
XLIT Ltd. 6.25% Senior Notes due 2027	51
XLIT Ltd. Fixed/Floating Series E Perpetual Non-Cumulative Preference Ordinary Shares	49

Pursuant to the requirements of the Securities Exchange Act of 1934, XL Group Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2018	By:	/s/ Stephen Robb

Name: Stephen Robb
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, XLIT Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2018	By:	/s/ Stephen Robb

Name: Stephen Robb
Title: Director